Exhibit 4.19

AMENDMENT NO. TWO TO THE

MAGNUM HUNTER RESOURCES CORPORATION

STOCK INCENTIVE PLAN

(As Amended and Restated Effective August 12, 2010)

Magnum Hunter Resources Corporation (the “Company”) previously adopted the Magnum Hunter Resources Corporation Stock Incentive Plan (the “Plan”). Section 16 of the Plan provides that the Board of Directors of the Company may amend the Plan to conform to any change in applicable laws or regulations.

Section 13.1(b) is hereby amended effective November 14, 2011, by restatement in its entirety as follows:

(b)           “Continuity Directors” mean any individuals who are members of the Board as of November 14, 2011, and any individual who subsequently becomes a member of the Board whose election, or nomination for election by the Company’s stockholders, was approved by a vote of at least a majority of the Continuity Directors (either by specific vote or by approval of the Company’s proxy statement in which such individual is named as a nominee for director without objection to such nomination); provided, however, that any individual whose initial assumption of office occurs as a result of an actual or threatened election contest, other actual or threatened solicitation of proxies or consents by or on behalf of a person other than the Board, a default on any financial instrument, a default on any dividends or any stock exchange or stock market listing requirements or any similar requirements will, in each such case, not be considered a Continuity Director.

The undersigned, acting pursuant to authority granted to him by the Board of Directors of the Company, has caused this Amendment to the Plan to be executed this 1st day of November, 2011.

MAGNUM HUNTER RESOURCES CORPORATION

By:	/s/ Gary C. Evans

Gary C. Evans
Chairman of the Board